Exhibit 99.10

PRESS RELEASE

TotalEnergies Launches In-Depot Charging for Electric Trucks

Lyon, November 21, 2023 – TotalEnergies announced the launch of an in-depot electric truck charging service today at the SOLUTRANS road and urban transportation trade show. With this new solution, TotalEnergies will install and supervise customized charging infrastructure adapted to transporters' needs to support their transition to electric mobility.

Customized Service Adapted to Transporters' Needs In Depots...

Now that electric trucks have sufficient driving range to handle urban and regional deliveries (150 to 500 kilometers per day), TotalEnergies has developed an in-depot charging service that comprises the installation and supervision of charge points that offer an efficient, tailored response to transporters' specific needs. The solution includes:

▪	Charge points, which optimize the time trucks are parked in the depot (generally 12 hours) to effectively recharge the battery to 100%.

▪	Ultra-Fast charge points (up to 400 kW) for extra charging needs.

In an end-to-end approach, TotalEnergies will work with customers to determine the size of charging infrastructure needed for their fleets, install the charge points and supply green electricity, provide management and supervision tools along with a smart charging solution to optimize fleet charging, and offer 24/7 customer support.

... And On Europe's Road Corridors

To serve transporters' charging needs outside their depots, TotalEnergies will also install charge points along Europe's road corridors starting in 2024. These will include high power charge points (HPC1) during mandatory breaks on long trips and slow charge points at rest areas to charge while drivers are sleeping.

"In order to decarbonize road transportation on a large scale, is critical to develop infrastructure and provide transporters with low-carbon solutions. Backed by our close ties with the transport sector and our strong position in electric mobility in Europe, TotalEnergies has developed a solution tailored to transporters' needs to support them in their fleet management and energy transition," said Mathieu Soulas, Senior Vice President New Mobilities & Marketing at TotalEnergies.

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1 CCS (Combined Charging System) then MCS (Megawatt Charging System) when this technology becomes available.

About TotalEnergies and electric mobility

With over 53,000 charge points in operation by 2023, TotalEnergies promotes the development of electric mobility on a large scale by investing significantly in the deployment of charging infrastructures for electric vehicles, accessible to as many people as possible. The Company designs and develops mobility solutions to enable its customers to travel with complete peace of mind.

To enable fast charging on highways and on key traffic locations, the Company has already deployed 300 EV fast-charging hubs and is aiming for 1,000 sites by 2028 in Europe.

TotalEnergies supports its business customers in their transition to electric mobility by offering them charge point deployment and supervision services, at work or at their employees' homes. The Company also pursues its deployment in large metropolitan areas around the world, with a portfolio of more than 30,000 charge points operated or being deployed in Paris, London, Brussels, Ghent, Antwerp, Flanders, Amsterdam and its region, Berlin, Singapore, Madrid.

TotalEnergies also offers charging solutions at home for individuals, including an energy supply contract and connected charging services. From the production of renewable electricity to the operation of the charging service, the Company is present across the entire value chain of electric mobility.

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, more sustainable, more reliable and accessible to as many people as possible. Active in nearly 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

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TotalEnergies Contacts

•     Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

•     Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. TotalEnergies SE has no liability for the acts or omissions of these entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).